

This Form CB contains pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Note dated July 25, 2003 released by Olivetti explaining the determination of the ratios for the exchange.

(b) Not applicable

Item 2. Informational Legends

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on March 13, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	English press release relating to the business combination dated March 12, 2003.
1.1**	English press release relating to the approval by the Olivetti and Telecom Italia Board of Directors of the merger plan dated April 15, 2003.
1.2***	Plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., dated April 15, 2003.
1.3***	Report to the Board of Directors of Olivetti S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.4***	Report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.5***	Preliminary version of Olivetti S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.6***	Preliminary version of Telecom Italia S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.7***	Auditors' report by Reconta Ernst & Young S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.8***	Auditors' report by Deloitte & Touche Italia S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.9***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.0***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.1***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.2***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.3***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.4***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.5****	English translation of the Information Document (and related annexes) deposited on May 14, 2003 with the Italian Stock Exchange and the Italian Securities and Exchange Commission pursuant to Article 70, paragraph 4 of CONSOB Regulation No. 11791 of May 14, 1999, as amended.

Annexes to Exhibit 2.5

I. Report of the directors of Olivetti S.p.A. pursuant to Article 2501-*quater* of the Italian Civil Code.****

II. Report of the directors of Telecom Italia S.p.A. pursuant to Article 2501-quater of the Italian Civil Code. ****

III. Merger plan referred to in Article 2501-*bis* of the Italian Civil Code with attached a copy of the bylaws of the Company Resulting from the Merger. ****

IV. Balance Sheet of Olivetti S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

V. Balance sheet of Telecom Italia S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

VI. Report of the auditing firm Deloitte & Touche Italia S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VII. Report of the auditing firm Reconta Ernst & Young S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VIII. JP Morgan Chase Bank Fairness Opinion, used by the directors of Olivetti S.p.A. for the purpose of establishing the exchange ratio. ****

IX. Summary description of the analyses carried out by JP Morgan Chase Bank, as Olivetti's financial advisor, with reference to its Fairness Opinion. ****

X. JP Morgan Chase Bank Confirmation Letter. ****

XI. Lazard Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of determining the exchange ratio. ****

XII. Summary description of the analyses carried out by Lazard, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XIII. Lazard Confirmation Letter. ****

XIV. Goldman Sachs Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of establishing the exchange ratio. ****

XV. Summary description of the analyses carried out by Goldman Sachs, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XVI. Conclusions reached by Professor Angelo Provasoli with regard to the valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio. ****

XVII. Extracts from the shareholders' agreements published pursuant to article 122 of the Consolidated Law. ****

XVIII. Report of the auditing firm Reconta Ernst & Young S.p.A. on its examination of the pro forma balance sheet and income statement amounts for Olivetti S.p.A. ****

XIX. Quarterly report of Olivetti S.p.A. as of March 31, 2003. ****

XX. Quarterly report of Telecom Italia S.p.A. as of March 31, 2003. ****

2.6 English translation of the Information Document (as previously furnished to the Securities and Exchange Commission as exhibit 2.5 to Form CB dated May 15, 2003) amended to reflect corrections at pages 6, 24, 43 and 73.*****

2.7 Balance sheet of Telecom Italia S.p.A. at December 31, 2002 (as previously furnished to the Securities and Exchange Commission as Annex V to exhibit 2.5 to Form CB dated May 15, 2003) amended to insert an inadvertently omitted table at page 214.*****

2.8 Olivetti's press release dated May 26, 2003 relating to the approval by the Olivetti's Extraordinary Shareholders' meeting of the plan of merger of Telecom Italia with and into Olivetti and the approval by the Olivetti's Ordinary Shareholders' Meeting of the financial statements for the year ended December 31, 2002. ******

2.9 Olivetti's press release dated May 26, 2003 relating to the determination of the offer price for the proposed cash tender offer for a portion of the Telecom Italia ordinary shares. ******

3.0 Olivetti press release relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to the intention to launch a voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares of Telecom Italia. *******

3.1 Olivetti's press release dated June 12, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders. ********

3.2 Olivetti's press release dated June 16, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders. *********

3.3 Statement dated June 19, 2003, released by Olivetti pursuant to Article 41 of CONSOB Regulation no. 11971/1999 relating to the agreement with Borsa Italian S.p.A. on the offer period for the tender offer and to the authorization by CONSOB to the publication of the offer document. **********

3.4 Offer document dated June 20, 2003, relating to the voluntary partial tender offer pursuant to Article 102 et seq. of Italian Legislative Decree no. 58/1998 for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A. Offeror: Olivetti S.p.A. ***********

3.5 ADS Letter of Transmittal to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary Shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer described in the Offer Document, dated June 20, 2003. ***********

3.6 U.S. Ordinary Letter of Transmittal for the tender offer for Ordinary Shares of Telecom Italia S.p.A. promoted by Olivetti S.p.A. ***********

3.7 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 20, 2003 relating to the Offer. ***********

3.8 Letter to Clients dated June 20, 2003 relating to the Offer. ***********

3.9 Notice of Guaranteed Delivery to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer as described in the Offer Document, dated June 20, 2003. ***********

3.10 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. ***********

3.11 Notice pursuant to Article 38.2 of CONSOB Regulation No. 11971 of May 14 1999, following CONSOB's Decision of June 18, 2003 authorizing release of the Offer Document relating to the voluntary partial cash tender offer made by Olivetti S.p.A. for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A., as published on the U.S. Edition of the Financial Times on June 23, 2003. ***********

4.0 Information Statement dated July 1, 2003 relating to the Merger of Telecom Italia S.p.A. ("Telecom Italia") into Olivetti S.p.A. ("Olivetti") prepared for the Telecom Italia savings shareholders resident in the United States to provide information in connection with the Merger of Telecom Italia with and into Olivetti (the "Information Statement"). ************

4.1 Annex A to the Information Statement: Telecom Italia's Annual Report on Form 20-F for the year ended December 31, 2002 (File No. 1-3882). ************

5.0 Olivetti press release dated July 7, 2003 in response to certain market rumors published by the press and reported in certain analyst reports. *************

6.0 Statement dated July 18, 2003 released by Olivetti relating to the preliminary results of the voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares and savings shares of Telecom Italia. **************

7.0 Statement dated July 23, 2003 released by Olivetti relating to the final results of the voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares and savings shares of Telecom Italia. ***************

8.0 Statement dated July 24, 2003 released by Olivetti relating to the determination of the ratios for the exchange. ****************

9.0 Note dated July 25, 2003 released by Olivetti explaining the determination of the ratios for the exchange.

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* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 13, 2003

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 16, 2003

*** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 24, 2003

**** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 15, 2003

***** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB/A dated May 21, 2003

****** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 27, 2003

******* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 5, 2003.

******** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 13, 2003.

********* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 16, 2003.

********** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 20, 2003.

*********** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 23, 2003.

************ Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 7, 2003.

************* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 8, 2003.

************** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 18, 2003.

*************** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 23, 2003.

**************** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 24, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Olivetti S.p.A.

Name: Loris Bisone
Title: General Counsel

Date: July 25, 2003

EXHIBIT 9.0





MERGER OLIVETTI – TELECOM ITALIA

EXPLANATORY NOTE ON THE CALCULATIONS UTILIZED TO DETERMINE THE RATIOS FOR THE EXCHANGE

Milan, July 24, 2003 - Olivetti and Telecom Italia hereby give notice that, upon execution of the merger by incorporation of Telecom Italia with and into Olivetti, which is expected to become effective within the first half of August 2003, all of the Olivetti ordinary shares and Telecom Italia ordinary and savings shares will be cancelled and replaced with new ordinary and savings shares of the absorbing company which will be called "Telecom Italia S.p.A.".

The substitution of the shares will take place according to the following ratios:

0.471553 ordinary shares of Telecom Italia S.p.A. (formerly Olivetti), nominal value Euro 0.55, regular dividend rights, in substitution of each ordinary share of Olivetti, nominal value Euro 1.00;

3.300871 ordinary shares of Telecom Italia S.p.A. (formerly Olivetti), nominal value Euro 0.55, regular dividend rights, in substitution of each ordinary share of Telecom Italia, nominal value of Euro 0.55;

3.300871 savings shares of Telecom Italia S.p.A. (formerly Olivetti), nominal value Euro 0.55, regular dividend rights, in substitution of each savings share of Telecom Italia, nominal value of Euro 0.55.

In compliance with the merger plan and with the resolutions adopted by the shareholders' meetings of Telecom Italia and Olivetti, on May 24 and May 26, 2003 respectively, the exchange ratio will be satisfied via a redistribution of the share capital of Olivetti, as in effect at the time the merger is implemented. The share capital will be re-allocated by distributing the share capital of the absorbing company, and the shares which form it, amongst the shareholders of the absorbing company and the absorbed company, in accordance with the exchange ratio.

As the share capital of Olivetti, following the increase as a result of the issue of new shares (following the conversion of the convertible bonds) and the reduction thereof due to the exercise of withdrawal rights, will be higher than the amount as at April 15, 2003, no further shares will be issued as previously provided for in the merger plan.

In consideration of the above, the determination of the exchange ratios were calculated as follows:

1. the share capital of Olivetti, as of the time of the merger is implemented, equal to Euro 8,856,601,372, will be reduced by an amount corresponding to the nominal value of the shares for which withdrawal rights were exercised by the shareholders of Olivetti, equal to, as previously known, a nominal amount of Euro 10,958,057;

2. the amount resulting from the calculation as per point 1, equal to Euro 8,845,643,315 will be divided by the new nominal value of the shares of Telecom Italia S.p.A. (formerly Olivetti), equal to Euro 0.55, thus leading to, after rounding down to the nearest whole number, the total number of shares to be utilized for the purpose of calculating the redistribution, equal to 16,082,987,845 shares, of a nominal value of Euro 0.55 each;

3. the calculation can thus be made of the ratios for the redistribution, amongst the holders of ordinary shares of Olivetti and the holders of ordinary and savings shares of Telecom Italia, other than Olivetti, of the 16,082,987,845 shares, nominal value Euro 0.55, as indicated above, utilizing the formula indicated in the merger plan and taking into account the number of ordinary shares of Olivetti, nominal value Euro 1.00, to be replaced, as well as the overall number of ordinary and savings shares of Telecom Italia, nominal value Euro 0.55, to be exchanged and in particular:

the holders of ordinary shares of Olivetti will be assigned, for each share owned:

no. of shares of Telecom Italia S.p.A.(formerly Olivetti)
Euro 0.55

y = --

no. of shares of Olivetti Euro 1 + (no. shares of Telecom Italia
Euro 0.55 x 7)

to the holders of ordinary and savings shares of Telecom Italia (other than Olivetti), will respectively be assigned, for each share owned

***y* x 7**

where:

no. of shares of Telecom Italia S.p.A. (formerly Olivetti) Euro 0.55, is equal to the number of shares to be redistributed, equal to 16,082,987,845;

no. of shares of Olivetti Euro 1, is equal to the number of shares of Olivetti of Euro 1 to be cancelled and replaced, equal to 8,845,643,315;

no. of shares of Telecom Italia S.p.A. Euro 0.55 is equal to the number of ordinary and savings shares of Telecom Italia object of the exchange, equal to 3,608,681,850;

the shares of Telecom Italia owned by Olivetti, as well as the treasury shares owned by Telecom Italia will be cancelled as a result of the merger and will therefore not be subject to exchange.

4. fractional amounts resulting from the application of the formula as per point 3 above will be rounded down to the sixth decimal, in order to reach, for the purpose thereof, the final exchange ratios on the basis of which the replacement of the ordinary shares of Olivetti and the

replacement of the ordinary shares and savings shares of Telecom, as specified above, will be made;

5. including the effects of the roundings as per point 4 above, the effects of the redistribution, and the effects resulting from one of the authorized intermediaries waiving its rights to the fraction of ordinary share and the fraction of savings share of Telecom Italia S.p.A. (formerly Olivetti) as resulting from the above calculations, the share capital of Telecom Italia S.p.A. (formerly Olivetti) will be equal to Euro 8,845,640,599.40, divided into 10,287,061,839 ordinary shares and 5,795,921,069 savings shares of a nominal amount of Euro 0.55 each.

6. the difference, equal to Euro 2,715.60, between the share capital of Olivetti at the time of execution of the merger, as per point 2 above, (equal to Euro 8,845,643,315) and the share capital of Telecom Italia S.p.a. (formerly Olivetti) as established above (equal to Euro 8,845,640,599.40) will be set aside to reserves.

Within the context of the operations to substitute the new shares of Telecom Italia S.p.A. (formerly Olivetti) for shares of Olivetti and Telecom Italia, a service will be made available to the shareholders, entirely at the absorbing company's expense, through the respective authorized intermediaries, which will permit the rounding of the number of newly-issued shares owned down or up to the nearest whole number, at market prices and at no cost in terms of expenses, stamp duty or commissions.

The newly issued shares to be exchanged will be assigned to the entitled shareholders, through the respective authorized intermediaries participating in Monte Titoli S.p.A., at the date of effectiveness of the merger. The shares of Olivetti and Telecom Italia not dematerialized may be exchanged only upon delivery beforehand of the shares to an authorized intermediary for their insertion in a centralized dematerialized book-entry management system.